FOIA CONFIDENTIAL TREATMENT REQUESTED BY CENTRAL COAST BANCORP Commission File No. 0-25418

[LETTERHEAD]

Central Coast Bancorp
301 Main Street
Salinas, CA 93940

October 6, 2005

Donald Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re: Central Coast Bancorp
       Form 10-K for the period ended December 31, 2004
       Commission File No. 0-25418

Dear Mr. Walker:

We have reviewed your comment letter dated September 14, 2005 on our Form 10-K filed by Central Coast Bancorp (the “Bank”) for the period ended December 31, 2004. Our responses to your requests for information are provided below, along with supplemental information that may assist you in your review of our Form 10-K.

Background

Charge-off of $3.3 million in third quarter of 2004: The $3.3 million charge-off referred to in the Form 10-K for the period ended December 31, 2004 is the culmination of a review and collection process which started in April of 2003 on two loans to a single borrower totaling $9 million. From the initial identification of these credits as impaired loans in 2003 to the partial charge-off in September 2004, the estimated potential loss on the $9 million in loans was reviewed and provided for under the guidance of SFAS No. 114.

In September of 2004 (the third quarter), the foreclosure process on the underlying properties held as collateral was completed and the remaining loan value of $3.3 million in excess of the fair value of the collateral less estimated costs to sell, which had previously been reserved for as part of the allowance for loan losses (“ALL”), was charged off. At that time, and in conjunction with a recently completed regulatory exam, the Bank determined that its remaining ALL was sufficient to provide for the specifically identified and probable losses in the portfolio.

During the fourth quarter of 2004, two new factors emerged which generated the need for additional provisioning. The first factor was rapid loan growth. Loans grew during the fourth quarter of 2004 by $94,325,000 or 11.3%. This rapid growth in the loan portfolio during the fourth quarter of 2004 may also indicate increasing risk as new loans and new relationships are created whose credit worthiness the Bank has not had the opportunity to evaluate over time. According to the Bank’s policy, a formula allowance is calculated against outstanding loans in order to allow for this risk. As a result, most of the increase in the provision during the fourth quarter was based on the formula allowances being applied to the increased balance of loans outstanding.

The second factor that emerged related to establishing a specific reserve for [Information Redacted -- Confidential Treatment Requested].

Specific Allowance Activity on the Two Loans Totally $9 million:

As discussed above, the two loans were identified as problem loans during 2003 and were provided for according to the Bank’s best estimates of potential loss. As required by Bank policy and per review of the specific credit and its underlying security, the real estate secured portion of the relationship, with a balance of $4.5 million, was reserved at 20%, (or $910,000) and the time deposit secured portion of the relationship, with a balance of $4.4 million, was reserved at 10% (or $445,000). The Bank continued to monitor the loans to ensure that the resulting specific reserve level of $1,355,000 was a sufficient valuation allowance, and in June of 2003 it downgraded the time deposit secured loan, resulting in the addition of $445,000 to the specific reserves on this loan. In March of 2004, the time deposit secured portion was again downgraded, adding another $440,000 to the specific reserves on this loan. In August of 2004, as the legal process of foreclosure was being finalized, updated appraisals were received and it was determined that an additional specific reserve of $1,071,000 was required.

Summary Timeline

Specific Reserve Amount
April 2003	$1,355,000
June 2003	445,000
March 2004	440,000
August 2004	1,071,000

$3,311,000

The Bank’s monitoring and reporting of these problem loans, including the corresponding litigation involved, is documented in its multiple Form 8-K disclosures on the subject.

In September of 2004, the Bank adjusted its formula reserve calculation methodology for its unsecured commercial and consumer loans with special mention grading. At the recommendation of the regulators, based on their examination in August of 2004, the Bank completed a study of peer practices, talked with external consultants and examined its own experience in order to assess whether its reserve methodology provided the best estimate of the Bank’s probable losses. The result of the examination recommendation was a lowering of the formula reserve for special mention unsecured commercial and consumer loans from 15% to 7%. Applying this revised percentage resulted in the estimated ALL being $1,056,000 less than the then current ALL balance.

This $1,056,000 excess allowance was offset by the $1,071,000 additional specific required reserve identified on the aforementioned loans in August 2004 and by fluctuations in the various qualitative factors considered in the provision calculation. As a result, the Bank recorded a $185,000 provision for the month of September and a total provision of $885,000 for the quarter ended September 30, 2004.

In the fourth quarter of 2004, the total loans outstanding grew by $94,325,000 or 11.3% and the Allowance for Loan Losses grew by $2,040,000 or 13.8%. In addition to the increased reserves related to the rapid growth in the fourth quarter, the Bank[Information Redacted -- Confidential Treatment Requested]. According to the Bank’s loan evaluation criteria, that loan was classified as a “Substandard” loan, requiring a 20% or $904,000 formula reserve allowance. Excluding this reserve, the Allowance for Loan Losses increased by $1,137,000 (8%) during the fourth quarter. The provision for loan losses during that same time period was $2,050,000.

Response to Review Comments

To address the specific points in your inquiry:

1.	The statement in the Form 10-K for the period ended December 31, 2004 to which you refer was as follows:

The significantly higher loan growth in 2004 coupled with a $3.3 million charge-off reported in the third quarter necessitated the higher provision.

To clarify, it was not the charge off in the third quarter but the required reserves [Information Redacted -- Confidential Treatment Requested] in the fourth quarter, along with substantial loan growth during the quarter, necessitating the higher provision.

Your Request: Separately quantify the increase in the provision due to higher loan growth and the increase due to the $3.3 million charge-off.

Our Response: During the fourth quarter of 2004, the total loan portfolio grew by $94,325,000 or 11.3%. During that same quarter, the total of supervised loans, including the new loan on the sale of the foreclosed property as discussed above, grew by $16,329,000 or 28.8%. Correspondingly, the Allowance for Loan Losses during the fourth quarter grew by $2,040,000 due to an increase of $929,000 related to increasing non-supervised loans and an increase of $1,111,000 related to increasing supervised loans. None of the provision in the fourth quarter was related to the $3.3 million charge-off as those loans had been fully reserved for through August 2004 prior to taking the actual charge-off.

Your Request: Quantify the portion of the $3.3 million charge-off provided for prior to 2004.

Our Response: During 2003, the year in which the impairment of the loans was identified, an increase of $1,810,000 to the Allowance for Loan Loss relating to the discussed loans was identified and provided for ($1,355,000 in April and an additional $445,000 in June). Another $440,000 was provided for in the first quarter of 2004 and an additional $1,071,000 in August 2004.

Your Request: Tell us why you recorded a significantly higher provision for loan losses during the fourth quarter rather than the third quarter when the charge-off was reported.

Our Response: As discussed in the Background and Specific Allowance Activity sections above, the provisioning in the fourth quarter, [Information Redacted -- Confidential Treatment Requested] was not directly attributable to the charge-off in the third quarter. The loan that was charged-off in the third quarter had been systematically provided for according to the Bank’s best estimate of its impairment since it was first identified as an impaired loan in 2003. The significantly higher provision during the fourth quarter of 2004 was not a result of the charge-off and was instead a result of the overall growth in the loan portfolio and reserves related to [Information Redacted -- Confidential Treatment Requested].

2.	The statement in the Form 10-K for the period ended December 31, 2004 to which you refer was as follows:

The decrease in the formula allowance reflects a reduction in the factor applied to unsecured loans graded as special mention …

The paragraph then goes on to discuss the change in the allowance due to the above discussed growth in supervised loans and the transfer of reserves for loan commitments from the Allowance for Loan Losses which occurred during the quarter.

Your Request: Tell us if this change in methodology was applied consistently throughout 2004.

Our Response: The change in methodology came about as the result of a regulatory exam recommendation. The regulatory exam was completed in August of 2004 and its recommendations were immediately applied to the measurement of the required reserve during the third quarter. The reserve is a measure of the Bank’s estimated probable losses and reserves for impaired loans within the loan portfolio as of the measurement date. The amount of provision expense in the third quarter represents the level of provision expense needed to record the total estimated allowance reserve for estimated probable losses and reserves for impaired loans as of September 30, 2004. To the extent that the change in methodology resulted in an adjustment to the provision, that provision was recognized immediately upon measurement.

Your Request: Explain the reasons for the change in methodology.

Our Response: As mentioned above, during the third quarter of 2004 the banking regulators completed their annual examination. One of the primary outcomes from that review was a recommendation that the Bank reexamine the assumptions used in calculating the formula allowance for special mention loans. In response, the Bank updated its peer analysis, discussed the methodology with consultants and industry experts, and concluded that an adjustment to the calculation was appropriate.

Your Request: Quantify the impact of this change on your allowance for loan losses as of December 31, 2004.

Our Response: As of December 31, 2004, the pool of special mention loans subject to the revised allowance percentage was $13,339,000. The calculated reserve amount for these loans as of December 31, 2004 was $934,000. There was no impact from the change of allowance methodology as of December 31, 2004, due to the fact that the change in methodology was implemented as of September 30, 2004.

As of September 30, 2004, the pool of special mention loans subject to the revised allowance percentage was $13,191,000. The calculated reserve amount for these loans as of September 30, 2004 was $923,000. The calculated reserve on these loans would have been $1,979,000 according to the unrevised percentage

Acknowledging Statement

The Bank hereby acknowledges that:

—	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/JAYME C. FIELDS

Jayme C. Fields
Chief Financial Officer

Central Coast Bancorp
301 Main Street
Salinas, CA 93940
(831) 422-6642